# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 505 Coast Boulevard South Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0001216017
Persons authorized to receive notices and communications: Alafi Capital Company LLC, 8 Admiral Drive, Suite 324, Emeryville, California (CA), 94608, (510) 663-7426; Christopher D. Alafi, 8 Admiral Drive, Suite 324, Emeryville, California (CA), 94608, (510) 663-7426; Evan Ng, Dorsey & Whitney LLP, 430 Cowper Street, Suite 250, Palo Alto, California (CA), 94301, (650) 565-2252

## Reporting persons
- Alafi Capital Company LLC (CIK 0001216017): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 5,242,996; sole dispositive power 0; shared dispositive power 5,242,996; aggregate amount beneficially owned 5,242,996 (17.1% of the class)
  Comment: Includes 5,112,345 shares of common stock held directly by the Reporting Person and 130,651 warrants to purchase common stock at an exercise price of $7.15 held by the Reporting Issuer.
  
  The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.
- Christopher D. Alafi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,242,996; shared voting power 0; sole dispositive power 5,242,996; shared dispositive power 0; aggregate amount beneficially owned 5,242,996 (17.1% of the class)
  Comment: Includes 5,112,345 shares of common stock held directly by the Reporting Person and 130,651 warrants to purchase common stock at an exercise price of $7.15 held by the Reporting Issuer. The calculation of percentage ownership is based on a total of 30,736,401 shares of Issuer common stock as of June 25, 2026, as set forth by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South Suite 307, La Jolla, California (CA), 92037

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Alafi Capital Company LLC ("Alafi Capital") and Mr. Christopher D. Alafi. Alafi Capital and Mr. Alafi, the managing member of Alafi Capital, are collectively referred to as the Reporting Persons. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. The Reporting Persons ownership was previously reported on the Schedule 13G filed with the Commission on April 1, 2025 and amended on August 5, 2025. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: 8 Admiral Drive, Suite 324, Emeryville, CA 94608
Present principal occupation or employment: Alafi Capital is a venture capital investment entity. Mr. Alafi is the managing member of Alafi Capital.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 20, 2023, the Delaware corporation formerly known as "Graybug Vision, Inc." completed its previously announced merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the "Merger Agreement"), by and among Graybug Vision, Inc. ("Graybug"), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug ("Merger Sub"), and CalciMedica, Inc. ("CalciMedica"), pursuant to which Merger Sub merged with and into CalciMedica, with CalciMedica surviving the merger as a wholly owned subsidiary of Graybug (the "Merger"). Additionally, on March 20, 2023, the Issuer changed its name from "Graybug Vision, Inc." to "CalciMedica, Inc.". See Item 2.01 of the Issuer's current report on Form 8-K filed with the Commission on March 22, 2023 for additional information regarding completion of the Merger.

On January 23, 2024, in connection with the closing of the Issuer's private placement transaction, the Reporting Persons purchased 261,302 shares of Common Stock and received two Common Stock Warrants to purchase an aggregate of 261,302 shares of Common Stock. On December 31, 2024, one Common Stock Warrant to purchase 130,651 shares of Common Stock expired. The remaining Common Stock Warrant has an exercise price equal to $7.15 per share and is exercisable at any time for one share of Common Stock until the earlier of (i) 5:00 p.m. on December 31, 2026 and (ii) thirty days after the Issuer's disclosure of topline results from its planned Phase 2 clinical trial patients with acute kidney injury; provided, however, that the holder will be prohibited, subject to certain exceptions, from exercising such warrant for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder's election to a lower percentage at any time or to a higher percentage upon 61 days' notice to the Issuer.

On March 20, 2023, the Delaware corporation formerly known as "Graybug Vision, Inc." completed its previously announced merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the "Merger Agreement"), by and among Graybug Vision, Inc. ("Graybug"), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug ("Merger Sub"), and CalciMedica, Inc. ("CalciMedica"), pursuant to which Merger Sub merged with and into CalciMedica, with CalciMedica surviving the merger as a wholly owned subsidiary of Graybug (the "Merger"). Additionally, on March 20, 2023, the Issuer changed its name from "Graybug Vision, Inc." to "CalciMedica, Inc.". See Item 2.01 of the Issuer's current report on Form 8-K filed with the Commission on March 22, 2023 for additional information regarding completion of the Merger.

On January 23, 2024, in connection with the closing of the Issuer's private placement transaction, the Reporting Persons purchased 261,302 shares of Common Stock and received two Common Stock Warrants to purchase an aggregate of 261,302 shares of Common Stock. On December 31, 2024, one Common Stock Warrant to purchase 130,651 shares of Common Stock expired. The remaining Common Stock Warrant has an exercise price equal to $7.15 per share and is exercisable at any time for one share of Common Stock until the earlier of (i) 5:00 p.m. on December 31, 2026 and (ii) thirty days after the Issuer's disclosure of topline results from its planned Phase 2 clinical trial patients with acute kidney injury; provided, however, that the holder will be prohibited, subject to certain exceptions, from exercising such warrant for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% of the total number of shares of Common Stock then issued and outstanding, which percentage may be changed at the holder's election to a lower percentage at any time or to a higher percentage upon 61 days' notice to the Issuer.

In 2024 and 2025, the Reporting Persons also purchased on the open market an aggregate of 1,321,851 shares of Common Stock at prices ranging from $2.10 to $3.75 per share for an aggregate purchase price of approximately $3.6 million.

On June 23, 2026, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with certain new and existing institutional and accredited investors named therein (each, an "Investor" and collectively, the "Investors"), for the private placement (the "Private Placement") of an aggregate of 14,938,370 units (the "Units"), each Unit comprised of (i) (A) one share of the Common Stock, or (B) one pre-funded warrant to purchase one share of Common Stock (each, a "Pre-Funded Warrant" and collectively, the "Pre-Funded Warrants"), and, in each case, (ii) a right to receive one Series A warrant to purchase one share of Common Stock or a pre-funded warrant to purchase one share of Common Stock (each, a "Series A Warrant" and collectively, the "Series A Warrants") upon receipt of Stockholder Approval (as defined below), and (iii) a right to receive one Series B warrant to purchase one share of Common Stock or a pre-funded warrant to purchase one share of Common Stock (each, a "Series B Warrant" and collectively, the "Series B Warrants", and together with the Series A Warrants, the "Warrants") upon receipt of Stockholder Approval (the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and Warrants, the "Warrant Shares"). "Stockholder Approval" means such approval as may be required by the applicable rules and regulations of The Nasdaq Capital Market from the stockholders of the Issuer with respect to the issuance of all of the Series A Warrants and Series B Warrants and the Warrant Shares issuable upon the exercise thereof. A Unit comprised of one share of Common Stock, one right to receive a Series A Warrant and one right to receive a Series B Warrant shall have a purchase price of $0.8033 (the "Common Stock Unit Purchase Price") and a Unit comprised of one Pre-Funded Warrant, one right to receive a Series A Warrant and one right to receive a Series B Warrant shall have a purchase price of $0.8032 (the "Pre-Funded Warrant Unit Purchase Price", and together with the Common Stock Unit Purchase Price, the "Purchase Prices"). Each Pre-Funded Warrant will have an exercise price of $0.0001 per Pre-Funded Warrant Share, will be immediately exercisable on the date of issuance and will not expire. If a registration statement covering the resale of the Pre-Funded Warrant Shares is not available, the Pre-Funded Warrants may also be exercisable on a net exercise "cashless" basis. The Pre-Funded Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%. The Series A Warrants shall have an exercise price equal to $0.8033 per Warrant Share, will be exercisable immediately upon issuance and will expire on the earlier of (i) 18 months after the closing date of the Private Placement and (ii) 30 days following the Issuer's public announcement of the clearance of its Investigational New Drug Application by the U.S. Food and Drug Administration for CM5480 (the "Series A Expiration Date"); provided that if such date occurs prior to the date on which Stockholder Approval is obtained (the "Stockholder Approval Date"), the Series A Expiration Date shall be extended until 30 days following the Stockholder Approval Date. The Series A Warrants will be issued upon receipt of Stockholder Approval. If a registration statement covering the resale of the Warrant Shares is not available, the Series A Warrants may also be exercisable on a net exercise "cashless" basis. The Series A Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%. To the extent that exercise of the Series A Warrants will result in a holder thereof beneficially owning shares of Common Stock above such ownership limitations, the holder may exercise its Series A Warrants for pre-funded warrants to purchase shares of Common Stock. Such pre-funded warrants will have terms substantially similar to the Pre-Funded Warrants described above. The Series B Warrants shall have an exercise price equal to $1.00 per Warrant Share, will be exercisable immediately upon issuance and will expire five years from the closing date of the Private Placement. The Series B Warrants will be issued upon receipt of Stockholder Approval. If a registration statement covering the resale of the Warrant Shares is not available, the Series B Warrants may also be exercisable on a net exercise "cashless" basis. The Series B Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation, not to exceed 19.99%. To the extent that exercise of the Series B Warrants will result in a holder thereof beneficially owning shares of Common Stock above such ownership limitations, the holder may exercise its Series B Warrants for pre-funded warrants to purchase shares of Common Stock. Such pre-funded warrants will have terms substantially similar to the Pre-Funded Warrants described above. The exercise price and the number of Warrant Shares will be subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock. Pursuant to the Purchase Agreement, the Issuer agreed to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") within 30 days after the closing of the Private Placement (subject to certain exceptions) for purposes of registering the resale of the shares of Common Stock and the Warrant Shares, to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Purchase Agreement, and to keep such registration statement effective until the earliest of (i) the time as all of the shares of Common Stock and Warrant Shares purchased by the Investors pursuant to the terms of the Purchase Agreement have been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by the registration statement, (ii) such time as such shares of Common Stock or Warrant Shares are sold pursuant to Rule 144 under circumstances in which any legend borne by such security relating to restrictions on transferability thereof, under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise, is removed by the Issuer, or (iii) such time as the shares of Common Stock and Warrant Shares become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144 under the Securities Act or any other rule of similar effect. On June 25, 2026, in connection with the closing of the Private Placement, Alafi Capital purchased 3,529,192 Units for $0.8033 per Unit for an aggregate purchase price of approximately $2.8 million and received 3,529,192 shares of Common Stock. The Series A Warrant to purchase 3,529,192 shares of Common Stock and the Series B Warrant to purchase 3,529,192 shares of Common Stock will be issued subject to stockholder approval. All shares of the capital stock of the Issuer purchased by Alafi Capital have been purchased using investment funds provided to Alafi Capital by its limited partner and general partner investors.

## Item 4. Purpose of Transaction
Purpose of transaction: None

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated July 10, 2026, by and among the Reporting Persons (filed herewith).

## Signatures
- Alafi Capital Company LLC: /s/ Christopher D. Alafi, Christopher D. Alafi, as managing member of Alafi Capital Company, LLC (07/10/2026)
- Christopher D. Alafi: /s/ Christopher D. Alafi, Christopher D. Alafi (07/10/2026)